

TAKE ME TO TARZANA

2019 Report

Dear investors,

Hello Take Me to Tarzana Investors,

I hope this email finds you all healthy and safely sheltered in place. I know that times are challenging with the current coronavirus disaster, so I will keep this update brief. I just wanted to share a few updates about the film and pass on some positive vibes.

To start, I'm proud to announce that the film has been officially accepted into three phenomenal film festivals: North Hollywood CineFest, WorldFest-Houston (the oldest independent film festival in the world!) and Richmond International Film Festival (RIFF). We're also nominated for a Remi award for best comedy in the 53rd year of WorldFest. Here's a pretty cool note about the festival's history:

"From the festival that discovered Steven Spielberg, George Lucas, Ang Lee, John Lee Hancock, Randall Kleiser, Ridley Scott, Robert Rodriguez, Robert Townsend, The Coen Brothers, Spike Lee, Oliver Stone and David Lynch with their very first awards. WorldFest-Houston has emerged as the oldest film festival management in the world, with the same continuous director for 53 consecutive years. A few other festivals are older, but they have had as many as ten different directors. WorldFest-Houston is uniquely the only film festival in North America that is staffed and managed totally by filmmakers. All staff members have active film and video production experience, which gives them a very unique point of reference in relation to the entering filmmakers and their work. WorldFest-Houston, founded in 1961, is the oldest Independent film festival in the whole wide world, and the 3rd oldest film festival in North America."

Unfortunately, due to the current health crisis, these three festivals have been postponed until a later date, and it's highly likely that all festivals in the coming months will also be postponed or cancelled. It's obviously disappointing news, but there's really no alternative until things calm down. Health and safety are most important. One bit of bright news from today: China officially re-opened its first theater, and they're suggesting that more will be opened by the end of this month. If things improve and the rest of the world follows a similar trajectory, perhaps theaters will open again in late summer or early fall.

That said, we're pressing forward, and we do have some exciting additions/partnerships to announce:

*Spectacle Creative Media has partnered with us as our publicity team, and we're thrilled to be working with Tamaryn Tobian as our publicist. Spectacle Creative will play a key role in helping us generate press and positive attention on the film.

*We've partnered with Circus Road Films as our producer's representative/sales agency for the film, and Glen Reynolds brings with him nearly 25 years of experience in selling and distributing independent films. We have already received some distribution offers, and we're confident that Circus Road Films will help us secure the best US distribution deal possible.

Best wishes and stay safe,

Maceo Greenberg

https://www.takemetotarzana.com/

https://www.imdb.com/title/tt10188398

We need your help!

Please help us by spreading the word about our film! It would be great if you took a moment to follow us on Facebook, Instagram and/or Twitter:

https://www.facebook.com/takemetotarzanafilm

https://www.instagram.com/takemetotarzanafilm/

https://twitter.com/TakeMeToTarzana

And please remember to give us a 10/10 rating on IMDb when we officially release: https://www.imdb.com/title/tt10188398

Sincerely,

Maceo Greenberg

Our Mission

The plan is to film in late April, complete post-production by September and then build the release around a successful festival run and college screenings in key urban markets.

While the core audience will be younger viewers (18-45), this story speaks to the universal experience of being young and is meant to be enjoyed by all.

In short, we hope that TMTT is a huge success, and in five years we will be able to look back on a string of movies that were built upon the foundational success of this project.

See our full profile

How did we do this year?

Report Card

A-

The Good

We produced a phenomenal film, and we were able to produce the film on schedule and within scope.

We've been accepted into some wonderful film festivals, and we've already received several distribution offers.

We've partnered with a great publicity and sales team.

The Bad

The coronavirus disaster has negatively impacted our theatrical and festival opportunities/outcomes.

We under-budgeted for some post and marketing and promotional costs.

We didn't get a couple of the music licenses we wanted.

2019 At a Glance

February 8 to December 31


$$$$

$0
Revenue



-$285,683
Net Loss


IOU!

$34,173
Short Term Debt



$280,726
Raised in 2017



$992
Cash on Hand

We ❤ Our 147 Investors

Thank You For Believing In Us

John Neu
Kevin Soto
Jorge A Mendoza Barajas
Norm Goody
Edward Vitralis
Naz Pethani
Arun Anbumani
Michael Michael
Steve Stratton
Nikki WILLIAMS
Nick Sova
David Hakim
Jaren Pilling
Alan Jay Schoenberg
Maura Prescher
John M. Dowd
Kathleen A Branchik
Jeremy Williams
Reynaldo Fuste
Wayne H. Holland, III
Tom Biggers
Ted Ooyevaar
Doug Price
Kevin Zuber
Chris Garot
Karen Rea
Robert N. Mayer
Tiffany Shafer
Richard Gutierrez
Phil Edelen
Denis Nolan
Prashob Vadakoot
Jessie GASKELL
Boyan Velev
Graham Mapp
Johnny Lein
Leo Helfer
Bipin Karmacharya
Rick Hawk Hagmann
Tony Bergstrom
David Troxell
Katie Easton
Donald Moore
Bruce J Kramer
Andre Harrell
Longkill Group LLC
Mayte Landeros
Hugh Jass
Isabella Knight
Joebob Morespl
Andrew Bushnell
Rainer Filthaut
Susan Kortokrax
Randy Kaplan
Nina Chi
Rick Marcks
Nicolette Dion
Waled Alqusaier
Bruce D Armstrong, DVM
Dorian Connelley
Richard Griffin
David Cole
Anna Ricciuti
Alok Upadhyaya
Shane Hillard
Kent D Hancock
Andrea Gardner-Bixler
Andrew Bushnell
Ahmad Sharif Kayum
Taylor Northrup Loyd
Dennis Ahmer
Patrick Hirst
Marleny Franco
Deborah Skinner
John Grod
Susan Lee
L T CANOSSA
Jennifer Hamilton
Gordon Rintoul
Saxon Knauss
Jason Missakian
Mahlon D. Horton
Ann Sullivan
Louise Baier
Herbert Pagan
Joe Yoes
Buck Bell
Denise Rea
Rob Merrell
Ian Perry
Benjamin Paine
Robert O'Connor
Aaron Freed
Brian Hooper
Brian C Davis
Laura Picklesimer
Bobby Guy
Johnny Sunshine
Bryan Plascencia
Susan Parker
Roosevelt Scott
Stacey Nicholas
Steve Weatherby
Matthew Komar
David Belliveau
AHMED JUMAA ALHOSA...
Rudy Ledbetter
Mk Anderson
Michael Joyce
Jeannette Kraar
Patrick Hirst
Ace Irvinski
Anna Owczarz
Josiah Jure
Joy Greenberg
Sam Hanley
Karim Wajih
Anya Rosensteel
Jody Case
Tuesdai Hamilton
John Stegman
Adam Fiske
Angie Cottrell
Joshua Madden
Eduardo Herrera
Cheryl Ririe
Israel Ponce
Erick G Suarez Nunez
Barnaby Zelman
Palaniappan Muthiah
Karan Singh Khatra
Alan Jacobson
Stephen Shapiro
Mike Wienick
Morris Gelman
Jim Wayne
Dana Hinds
Randall Tipton
Edward Y Gregory
Natasha Dadour
Ryan Bates
Megan Concannon
Jill A STEGMAN
Mira Kracke
Sk Sharma
Nooh Abdul Kader
Jennifer Hamilton

Thank You!

From the Take Me to Tarzana Team



Maceo Greenberg



Desiree Staples

Producer

Multifaceted actress, producer and writer, Desiree is a creative with a passion for fimmaking.



Clayton VanNortwick

Producer

A proven production executive who has served successfully as a department head in production ops.



Kevin Harding

Producer

Kevin Harding is a Los Angeles based Film and Television Producer.



Jared Meeker

Composer

Jared is a guitarist, composer, producer, and author who has performed throughout the world.



Terrance Stewart

Director of Photography

Terrance Stewart is an award-winning cinematographer passionate about visual storytelling.



Reiko Napier

UPM

Reiko Napier is an LA-based Producer who has worked in all forms of production.



Ricki Maslar

Casting Director

Ricki is a successful casting director with 40 years of experience in the entertainment industry.



Edwin Rivera

Editor

Experienced with all genres of entertainment: scripted, unscripted reality, documentary & features.



Steven Lowy

Legal

With 40+ years of legal experience, Mr. Lowy represents clients in the entertainment industry.



Andre Rivas

Colorist

Andre is a seasoned professional and colorist at the world-renowned EFILM.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Maceo Greenberg	CEO @ Take Me to Tarzana LLC	2019

Officers

OFFICER	TITLE	JOINED
Maceo Greenberg	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Maceo Greenberg	Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2019	$25,000	Revenue Participation	Other
12/2019	$50,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Wells Fargo Small Business Advantage Loan	12/31/2019	$10,000	$9,236	9.25%		Yes
DesiMo Productions Inc	12/31/2019	$10,000	$11,500	5.0%		Yes
Wells Fargo Business Credit Card	12/31/2019	$15,000	$14,561	13.24%		Yes

Related Party Transactions

Name	Maceo Greenberg and Laura Picklesimer
Amount Invested	$50,000
Transaction type	Priced Round
Issued	12/31/2019
Relationship	CEO and Co-Producer

Additional capital contribution by CEO and co-producer

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The motion picture industry is highly competitive, with much of a film's success depending on the skill of its distribution strategy. As an independent producer, the Company aims to negotiate with major distributors for release of the film. The production team is committed to making the film an attractive product in theatrical and other markets, but there are no guarantees that the film will be successful in the market.

Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends on the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

In addition, the theatrical success of a motion picture remains a crucial factor in generating revenues in other media such as videocassettes and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

The Company is in need of further funding past its Wefunder raise in order to complete production of the film. Should the Company be unsuccessful in raising those funds, it may have difficulty completing the movie.

Take Me to Tarzana LLC has not yet generated any revenue. Future generation of revenues will be dependent on successfully fundraising for the film and other factors.

The Company itself is in the organizational stage and is subject to all the risks incident to the creation and development of a new business. In order to prosper, the success of the Company's film will depend partly upon the ability of management to produce a film of exceptional quality at a lower cost that can compete in appeal with high-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contacts with satisfactory terms, and the continued participation of the current management.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a quarterly basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's board of directors.

In the future, we will perform valuations of our equity that take into account factors such as the following:

- unrelated third party valuations of our equity;
- the price at which we sell other securities, such as convertible debt or equity, in light of the rights, preferences and privileges of our those securities relative to those of our equity;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our equity;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Take Me to Tarzana LLC

- California Limited Liability Company
- Organized February 2019
- 1 employees

1917 Rodney Dr. #203
Los Angeles CA 90027

https://www.takemetotarzana.com/

Business Description

Refer to the Take Me to Tarzana profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Take Me to Tarzana is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/takemetotarzana/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*